EXHIBIT 99.12

France : TotalEnergies Allocates €200 Million
to Equip its Highway Service Stations

with High-Power EV Charge Points

Paris, October 28, 2021 – TotalEnergies will allocate up to €200 million over a year to equip more than 150 of its motorway and expressway service stations with high-power charge points for electric vehicles.

This major investment is intended to support the growth of electric mobility in France:

•	By end-2021, 60 motorway service stations will be equipped with high-power EV charge points (50 to 175 kW).

•	By end-2022, more than 110 TotalEnergies motorway and expressway service stations will be equipped with high-power EV charging stations (175 kW charge points). In parallel, TotalEnergies will actively participate in the upcoming calls for tenders from the motorway operators.

•	By 2023, TotalEnergies aims to have 200 service stations equipped with high-power EV charge points on these major roads, along with 100 additional stations in urban areas, notably in the form of high-power charging hubs. With these moves, TotalEnergies is reaffirming its ambition to offer to its customers a high-power charging station every 150 kilometers.

“Thanks to the revenue generated from our oil and gas businesses, we can massively invest in electric vehicles charging infrastructures and accelerate our transformation,” underlines Alexis Vovk, President Marketing & Services at TotalEnergies. “Our assertive positioning therefore supports the growth of electric mobility for long-distance travel. The installation of high-power EV charge points in our motorway and expressway service stations in France contributes to the public authorities’ 100,000 Charge Points Plan.”

This acceleration is a pillar of TotalEnergies’ strategy to be a key player in electric mobility in Europe, especially in France.

Since 2020, TotalEnergies pursues its development in world-class metropolitan areas, with a large portfolio of EV charge points in operation or under construction in Amsterdam and its Metropolitan Region (22,000), Antwerp (3,000), London (1,700), Paris (2,300), Singapore (1,500) and Wuhan (11,000).

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 High-Power Charging

High-power charging is a technology that allows to charge compatible electric vehicles at installations with a power supply above 50 kW.

Depending on the type of vehicle, high-power charging can deliver 100 kilometers of driving range in six minutes and bring the battery up to around 80% capacity in around 20 minutes, the average duration of most motorway stops for motorists.

TotalEnergies notably offers 175 kW high-power chargers and will be providing customers with chargers that have a power supply of up to 300 kW.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

Cautionary Note

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